August 22, 2013

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Ms. Anne Nguyen Parker
Ms. Angie Kim

Re:	Par Petroleum Corporation
Preliminary Information Statement on Schedule 14C
Filed August 7, 2013
File No. 0-16203

Dear Mss. Nguyen Parker and Kim:

This letter is in response to your letter dated August 21, 2013, to Par Petroleum Corporation (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Preliminary Information Statement on Schedule 14C (the “Schedule 14C”). For your convenience, the response is preceded by the Staff’s comment.

General

1.	You disclose “[t]he proposed increase in authorized stock will make it possible for us to complete the Private Placement” and that “[t]he net proceeds of the Private Placement are to be used to fund a portion of the purchase price for the Acquisition.” Please provide us your analysis as to why you believe Note A to Schedule 14A is not applicable. Alternatively, please revise your filing to provide the information in Item 14 of Schedule 14A, including financial information. Please see Item 1 of Schedule 14C and Note A to Schedule 14A.

Response. The Company has considered the application of Note A to Schedule 14A and has concluded that it is not applicable since the approval of the amendment to the Company’s certificate of incorporation to increase the number of authorized shares of common stock is not necessary for the consummation of the Acquisition (as defined in the Schedule 14C) and therefore would not also be deemed to be a solicitation with respect to the consummation of the Acquisition. Further, since the Company’s common stock is traded on the Over-the-Counter Bulletin Board and is not listed on any stock exchange, no stockholder approval requirements are applicable to the Company with respect to the Acquisition or the Private Placement (as defined in the Schedule 14C) under any stock exchange listing rules or requirements. Accordingly, the

U.S. Securities and Exchange Commission

August 22, 2013

facts presented here are dissimilar and distinguishable from other situations where the vote on the proposal being submitted to stockholders could affect whether or not the Acquisition is consummated. In the instant situation, not only does the Company have the ability to consummate the Acquisition even if the Company’s certificate of incorporation were not amended to increase the number of authorized shares of Company common stock; but also the Acquisition is not conditioned upon an increase in the number of authorized shares of Company common stock.

As of June 30, 2013, as illustrated in the chart below, the Company had 97,409,767 shares of common stock that were authorized and available for future issuance.

Shares of common stock authorized	300,000,000
Less
Shares issued and outstanding	152,678,486
Shares reserved for issuance under incentive plan	12,887,931
Shares reserved for issuance under outstanding warrants	9,718,300
Shares reserved for payment of claims in bankruptcy	27,290,254

97,409,767

Of the expected $200 million of shares of Company common stock (or approximately 143,884,892 shares) to be raised in the Private Placement, only $103.3 million, or 74.32 million shares at $1.39 per share, are necessary to consummate the Acquisition, with the remaining funds intended for working capital and the repayment of certain of the Company’s outstanding indebtedness. In addition to the foregoing, the Company currently has authorized 3,000,000 shares of blank-check preferred stock that could be used for financing purposes without amending the Company’s certificate of incorporation or requiring stockholder approval. Accordingly, the Company could restructure and proceed with the Private Placement and still receive sufficient proceeds to fund a portion of the purchase price for the Acquisition without amending the Company’s certificate of incorporation to increase the number of authorized shares of common stock.

As discussed in the preliminary information statement, the Company also seeks to increase its authorized shares of Company common stock in order to repay a portion of its indebtedness, as well as to provide the Company with flexibility to meet its future business needs as they arise. Therefore, since authorizing additional shares of Company common stock is not a condition precedent to the consummation of the Acquisition and it could proceed without stockholder approval, the Company respectfully submits that the inclusion of the Note A to Schedule 14A information is not applicable and is not required to be included in the Schedule 14C.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14C; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule 14C; and (iii) the Company

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August 22, 2013

may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (832) 850-2551 with any additional comments or questions you may have.

Very truly yours,

/s/ Brice Tarzwell
Brice Tarzwell
Senior Vice President, Chief Legal Officer and Secretary